August 23, 2012	Exhibit 99.1

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the nine months ended July 31, 2012.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2012	2011
Net assets:
Gold bullion at market (cost $1,355,145,634)	$2,748,713,145	2,918,177,581
Silver bullion at market (cost $964,091,381)	2,170,387,707	2,635,250,890
Cash and short-term deposits	57,743,179	72,623,606
Interest receivable and other	176,144	71,131
Prepaid bullion insurance	-	62,500
	4,977,020,175	5,626,185,708
Accrued liabilities	(2,470,278)	(2,765,500)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$4,974,549,897	5,620,875,881
Represented by:
Capital stock Class A shares issued: 254,432,713	$2,419,583,150	2,419,583,150
Common shares issued: 40,000	19,458	19,458
	2,419,602,608	2,419,602,608
Retained earnings inclusive of unrealized appreciation of holdings	2,554,947,289	3,201,273,273
	$4,974,549,897	5,620,875,881

Net asset value per share:
Class A shares	$19.55	22.09
Common shares	$16.55	19.09
Exchange rate: U.S. $1.00 = Cdn.	$1.0014	0.9935

Net asset value per share expressed in Canadian dollars:
Class A shares	$19.58	21.95
Common shares	$16.57	18.96

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2011 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $284.2 million or 5.4% during the three months ended July 31, 2012 primarily as a result of decreases in the prices of gold and silver during the period of 1.8% and 9.6% respectively.

Net assets decreased by $646.3 million or 11.5% during the nine months ended July 31, 2012, primarily as a result of decreases in the prices of gold and silver during the period of 5.8% and 17.6% respectively.

CENTRAL FUND OF CANADA LIMITED

Statements of Income

(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2012	2011	2012	2011
Income:
Interest	$123,758	150,162	$40,159	50,013
Change in unrealized appreciation of holdings	(634,331,213)	1,643,493,593	(280,460,633)	(509,592,531)
Total income (loss)	(634,207,455)	1,643,643,755	(280,420,474)	(509,542,518)
Expenses:
Administration fees	6,902,342	6,735,900	2,163,704	2,449,327
Safekeeping, insurance and bank charges	4,451,493	4,191,622	1,398,161	1,507,962
Shareholder information	223,512	168,649	38,174	24,975
Directors’ fees and expenses	155,269	119,923	50,046	38,088
Accounting fees	116,730	111,486	55,032	39,586
Stock exchange fees	114,438	114,068	37,955	38,301
Legal fees	83,129	88,070	10,448	20,702
Registrar and transfer agent fees	71,750	65,738	19,057	14,997
Miscellaneous	(134)	825	(393)	(101)
Total expenses	12,118,529	11,596,281	3,772,184	4,133,837
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(646,325,984)	1,632,047,474	$(284,192,658)	(513,676,355)
Net income (loss) per share:
Class A shares	$(2.54)	6.66	$(1.12)	(2.02)
Common shares	$(2.54)	6.66	$(1.12)	(2.02)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2012 was $284.2 million compared to $513.7 million for the comparative period in 2011. For the nine months ended July 31, 2012, the net loss, inclusive of the change in unrealized appreciation of holdings, was $646.3 million compared to net income of $1.6 billion for the same period in 2011. Virtually all of the net loss for both the three and nine month periods ended July 31, 2012 represents the change in the unrealized appreciation of gold and silver holdings. Certain expenses, such as administration fees, which are scaled, and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are calculated monthly based on the net assets at each month-end, increased by $166,442 during the nine month period ended July 31, 2012 as compared to the same period in 2011. This increase in administration fees was a result of the increase in net assets generated by the April 2011 public offering. Similarly, safekeeping fees increased by $259,871 for the nine month period ended July 31, 2012.

Expenses as a percentage of average month-end net assets (the “expense ratio”) were 0.08% for the three months ended July 31, 2012 compared to 0.07% for the same period in 2011. The expense ratio for the nine month periods ended July 31, 2012 and 2011 remained unchanged at 0.23%. For the twelve month period ended July 31, 2012, the expense ratio was 0.31% compared to 0.30% for the same twelve month period ended July 31, 2011. Those expense ratios that have slightly increased did so primarily due to a reduction in net assets that occurred in the relevant periods.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At July 31, 2012, the Class A shares of Central Fund were backed 98.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878